EXHIBIT 99

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and the Board of Directors
Crescent Financial Corporation
Cary, North Carolina

We have audited the accompanying consolidated balance sheets of Crescent Financial Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crescent Financial Corporation and subsidiary at December 31, 2002 and 2001 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DIXON ODOM PLLC
Sanford, North Carolina January 31, 2003

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001

ASSETS
Cash and due from banks	$9,460,820	$10,094,763
Interest-earning deposits with banks	80,592	4,589,086
Federal funds sold	16,691,000	10,319,000
Investment securities available for sale (Note C)	28,287,395	22,832,741

Loans (Note D)	125,672,941	80,573,537
Allowance for loan losses	(1,711,300)	(1,115,800)

NET LOANS	123,961,641	79,457,737

Accrued interest receivable	551,799	513,064
Federal Home Loan Bank stock, at cost	500,000	250,000
Premises and equipment (Note E)	1,630,865	851,361
Other assets	840,816	266,692

TOTAL ASSETS	$182,004,928	$129,174,444

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand	$40,338,729	$27,121,961
Savings	1,435,539	682,803
Money market and NOW	46,084,969	39,251,263
Time (Note F)	65,246,233	46,099,328

TOTAL DEPOSITS	153,105,470	113,155,355

Federal Home Loan Bank advances (Note G)	10,000,000	5,000,000
Accrued expenses and other liabilities	1,167,470	569,368

TOTAL LIABILITIES	164,272,940	118,724,723

Stockholders’ Equity (Note L)
Common stock, $1 par value, 20,000,000 shares authorized; 2,143,249 shares and 1,289,527 shares issued and outstanding	2,143,249	1,289,527
Additional paid-in capital	14,604,591	9,625,506
Retained earnings (deficit)	575,267	(652,891)
Accumulated other comprehensive income	408,881	187,579

TOTAL STOCKHOLDERS’ EQUITY	17,731,988	10,449,721

Commitments (Notes H and M)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$182,004,928	$129,174,444

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

	2002	2001

INTEREST AND FEE INCOME
Loans	$6,943,890	$5,548,384
Investment securities available for sale	1,443,327	1,139,874
Interest-earning deposits with banks	27,925	175,404
Federal funds sold	140,713	299,490

TOTAL INTEREST AND FEE INCOME	8,555,855	7,163,152

INTEREST EXPENSE
Money market, NOW and savings deposits	691,791	717,090
Time deposits	2,176,685	2,567,602
Borrowings	320,168	116,773

TOTAL INTEREST EXPENSE	3,188,644	3,401,465

NET INTEREST INCOME	5,367,211	3,761,687

PROVISION FOR LOAN LOSSES (Note D)	689,024	502,498

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,678,187	3,259,189

NON-INTEREST INCOME (Note J)	767,700	489,402

NON-INTEREST EXPENSE
Salaries and employee benefits	2,082,952	1,698,205
Occupancy and equipment	801,216	765,827
Other (Note J)	1,239,958	977,571

TOTAL NON-INTEREST EXPENSE	4,124,126	3,441,603

INCOME BEFORE INCOME TAXES	1,321,761	306,988

INCOME TAXES (Note I)	93,603	—

NET INCOME	$1,228,158	$306,988

NET INCOME PER COMMON SHARE
Basic	$.72	$.21

Diluted	$.70	$.21

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	1,705,052	1,450,718

Diluted	1,754,268	1,450,718

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years Ended December 31, 2002 and 2001

	Common stock

	Shares	Amount	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total equity

Balance at December 31, 2000	1,146,246	$5,731,230	$5,183,801	$(959,879)	$38,895	$9,994,047

Comprehensive income:
Net income	—	—	—	306,988	—	306,988
Unrealized holding gains on available-for-sale securities, net	—	—	—	—	148,684	148,684

Total comprehensive income						455,672

Formation of Crescent Financial Corporation (Note A)	—	(5,158,108)	5,158,108	—	—	—

Common stock issued pursuant to:
Sale of common stock	462	2,310	1,846	—	—	4,156

Twelve and one/half percent stock split effected in the form of a stock dividend with cash paid for fractional shares	142,819	714,095	(718,249)	—	—	(4,154)

Balance at December 31, 2001	1,289,527	1,289,527	9,625,506	(652,891)	187,579	10,449,721

Comprehensive income:
Net income	—	—	—	1,228,158	—	1,228,158
Unrealized holding gains on available-for-sale securities, net	—	—	—	—	221,302	221,302

Total comprehensive income						1,449,460

Common stock issued pursuant to:
Sale of common stock	690,412	690,412	5,126,932	—	—	5,817,344

Stock options exercised	2,531	2,531	17,464	—	—	19,995

Twelve and one/half percent stock split effected in the form of a stock dividend with cash paid for fractional shares	160,779	(160,779)	(165,311)	—	—	(4,532)

Balance at December 31, 2002	2,143,249	$2,143,249	$14,604,591	$575,267	$408,881	$17,731,988

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,228,158	$306,988
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	308,872	296,370
Provision for loan losses	689,024	502,498
Deferred income taxes	(582,981)	(161,920)
Gain on sale of investment securities available for sale	—	(48,664)
Gain on disposition of assets	(14,916)	—
Change in assets and liabilities:
Increase in accrued interest receivable	(38,735)	(130,138)
Increase in other assets	(129,976)	(20,416)
Increase in accrued expenses and other liabilities	598,102	245,665

Net cash provided by operating activities	2,057,548	990,383

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment securities available for sale	(10,976,162)	(16,717,736)
Proceeds from maturities and repayments of investment securities available for sale	5,888,659	3,235,607
Proceeds from sale of investment securities available for sale	—	4,578,623
Loan originations and principal collections, net	(45,533,780)	(32,120,944)
Purchases of premises and equipment	(1,096,072)	(150,595)
Proceeds from disposals of premises and equipment	1,450	—
Proceeds from sales of foreclosed assets	354,998	—
Purchases of Federal Home Loan Bank stock	(250,000)	(150,000)

Net cash used by investing activities	(51,610,907)	(41,325,045)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand accounts	20,803,210	34,267,039
Net increase in time deposits	19,146,905	17,188,915
Advances from the Federal Home Loan Bank of Atlanta	5,000,000	5,000,000
Proceeds from sale of common stock, net	5,817,344	4,156
Proceeds from stock options exercised	19,995	—
Cash paid in lieu of fractional shares	(4,532)	(4,154)

Net cash provided by financing activities	50,782,922	56,455,956

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,229,563	16,121,294

CASH AND CASH EQUIVALENTS, BEGINNING	25,002,849	8,881,555

CASH AND CASH EQUIVALENTS, ENDING	$26,232,412	$25,002,849

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid on deposits and borrowed funds	$3,188,077	$3,307,867

Income taxes paid	$276,836	$25,000

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Transfer of loans to foreclosed assets	$340,852	$—

Increase in fair value of securities available for sale, net of tax	$221,302	$148,684

See accompanying notes.

NOTE A - ORGANIZATION AND OPERATIONS

On June 29, 2001, Crescent Financial Corporation (the “Company”) was formed as a holding company for Crescent State Bank (the “Bank”). Upon formation, one share of the Company’s $1 par value common stock was exchanged for each of the then outstanding 1,289,527 shares of the Bank’s $5 par value common stock. The Company currently has no operations and conducts no business on its own other than owning the Bank.

The Bank was incorporated December 22, 1998 and began banking operations on December 31, 1998. The Bank is engaged in general commercial and retail banking in Wake and Johnston Counties, North Carolina, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts and transactions of Crescent Financial Corporation and Crescent State Bank. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-earning deposits with banks.

Securities Held to Maturity

Bonds and notes for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Available for Sale

Available-for-sale securities are reported at fair value and consist of bonds and notes not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in other comprehensive income, net of related tax effects. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity, are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. Generally, loans are placed on nonaccrual when they are past due 90 days. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management’s best estimate of the amount needed to maintain the allowance for loan losses at an adequate level. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Because the Company has been in existence for a relatively short time, and therefore has a limited history, management has also considered in applying its analytical methodology the loss experience and allowance levels of other community banks. Management segments the loan portfolio by loan type in considering each of the aforementioned factors and their impact upon the level of the allowance for loan losses.

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Premises and Equipment

Land is carried at cost. Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which are 3 - 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost.

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled.

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date and, under APB Opinion No. 25, no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

At December 31, 2002, the Company has two stock-based compensation plans, which are more fully described in Note O. Had compensation costs for the Company’s stock option plans been determined based on the fair value at the grant date for awards in 2002 and 2001, the Company’s net income and net income per share would have changed to the pro forma amounts indicated as follows:

	2002	2001

	(Dollars in thousands)
Net income:
As reported	$1,228	$307
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(88)	(79)

Pro forma	$1,140	$228

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2002	2001

Basic earnings per share:
As reported	$.72	$.21
Pro forma	.67	.16

Diluted earnings per share:
As reported	$.70	$.21
Pro forma	.65	.16

Assumptions in estimating option values:
Risk-free interest rate	3.00%	3.00%
Dividend yield	—%	—%
Volatility	29.20%	38.20%
Expected life	7 years	7 years

The weighted average grant date fair value of options	$3.64	$3.97

Per Share Results

During both 2002 and 2001, the Company paid a 12 ½% stock split effected in the form of a stock dividend. Basic and diluted net income per common share have been computed by dividing net income for each period by the weighted average number of shares of common stock outstanding during each period after retroactively adjusting for these stock dividends.

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. For the year ended December 31, 2001, the Company’s outstanding stock options did not have a dilutive effect on the computation of earnings per share; therefore, for 2001 basic and diluted earnings per share are the same amounts. For the year ended December 31, 2002, there were 246,066 outstanding stock options which were not included in the computation of diluted earnings per share because they had no dilutive effect.

Comprehensive Income

The Company reports as comprehensive income all changes in stockholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The components of other comprehensive income and related tax effects are as follows:

	2002	2001

Unrealized holding gains on available-for-sale securities	$360,135	$315,043
Tax effect	(138,833)	(136,455)

	221,302	178,588

Reclassification adjustment for gains realized in income	—	(48,664)
Tax effect	—	18,760

	—	(29,904)

Net of tax amount	$221,302	$148,684

Mortgage Loan Origination and Other Fees

Mortgage loan origination fees represent fees received for the origination of loans for sale in the secondary market through the Company’s relationship with Sidus Financial Corporation, a mortgage broker. These fees are recognized in income as they are earned upon the closing of each loan.

Fees derived from leasing and investment transactions with Republic Leasing and the Capital Investment Group, Inc., respectively, are recognized in income as these transactions are consummated.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires management to report selected financial and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Company’s operations are entirely within the commercial and retail banking segment, and the financial statements presented herein reflect the results of that segment. Also, the Company has no foreign operations or customers.

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Standards

In November 2002, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. The disclosure provisions of FIN 45 are effective for the Company on December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company is in the process of assessing the impact of FIN 45 on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. Early application of the disclosure provisions is encouraged. The Company continues to account for its stock-based compensation in accordance with APB Opinion No. 25 and has adopted the disclosure provisions of SFAS No. 148 effective for all periods presented herein.

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation. The reclassifications had no effect on net income or stockholders’ equity as previously reported.

NOTE C - INVESTMENT SECURITIES

The following is a summary of the securities portfolios by major classification:

	December 31, 2002

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Securities available for sale:
U.S. government and obligations of U.S. government agencies	$2,259,817	$42,447	$—	$2,302,264
Mortgage-backed	21,777,894	592,733	(1,024)	22,369,603
Municipal	3,584,275	56,642	(25,389)	3,615,528

	$27,621,986	$691,822	$(26,413)	$28,287,395

See accompanying notes.

NOTE C - INVESTMENT SECURITIES (Continued)

	December 31, 2001

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Securities available for sale:
U.S. government and obligations of U.S. government agencies	$3,760,498	$90,434	$(577)	$3,850,355
Mortgage-backed	18,489,262	260,692	(36,700)	18,713,254
Municipal	277,707	—	(8,575)	269,132

	$22,527,467	$351,126	$(45,852)	$22,832,741

At December 31, 2002 and 2001, investment securities with a carrying value of $10,872,000 and $7,148,000, respectively, were pledged to secure public deposits, borrowings and for other purposes required or permitted by law.

Proceeds from maturities and repayments of investment securities during 2002 were approximately $5,889,000. There were no sales of investment securities during 2002.

Proceeds from sales and maturities and repayments of investment securities during 2001 were approximately $4,579,000 and $3,236,000, respectively. Gross realized gains on sales of investment securities during 2001 were $48,664.

The amortized cost and fair values of securities available for sale at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value

Due within one year	$10,282,563	$10,531,933
Due after one year through five years	12,767,786	13,114,065
Due after five years through ten years	2,875,093	2,879,320
Due after ten years	1,696,544	1,732,077

	$27,621,986	$28,257,395

See accompanying notes.

NOTE C - INVESTMENT SECURITIES (Continued)

The following table presents the carrying values, intervals of maturities or repricings, and weighted average yields of our investment portfolio at December 31, 2002:

	Repricing or Maturing

	Less than one year	One to five years	Five to ten years	Over ten years	Total

	(Dollars in thousands)
Securities available for sale:
U. S. government agencies
Balance	$1,524	$778	$—	$—	$2,302
Weighted average yield	5.81%	3.50%	—	—	5.03%
Mortgage-backed securities
Balance	$9,009	$11,539	$1,627	$194	$22,369
Weighted average yield	6.02%	5.47%	4.98%	5.30%	5.66%
Municipal securities
Balance	$—	$826	$1,252	$1,538	$3,616
Weighted average yield	—	4.07%	3.27%	4.55%	3.95%
Total
Balance	$10,533	$13,143	$2,879	$1,732	$28,287
Weighted average yield	5.99%	5.27%	4.24%	4.55%	5.39%

NOTE D - LOANS

Following is a summary of loans at December 31, 2002 and 2001.

	2002	2001

Real estate - commercial	$52,361,172	$25,285,193
Real estate - residential	2,318,778	1,613,826
Construction loans	27,502,731	23,189,286
Commercial and industrial loans	24,680,968	19,392,539
Home equity loans and lines of credit	16,051,828	8,423,692
Loans to individuals	3,001,683	2,862,994

Total loans	125,917,160	80,767,530
Less:
Deferred loan fees	(244,219)	(193,993)
Allowance for loan losses	(1,711,300)	(1,115,800)

Total	$123,961,641	$79,457,737

Loans are primarily made in the Triangle area of North Carolina, principally Wake and Johnston Counties. Real estate loans can be affected by the condition of the local real estate market. Commercial and consumer and other loans can be affected by the local economic conditions.

See accompanying notes.

NOTE D - LOANS (Continued)

No loans have been restructured during 2002 or 2001. Loans totaling $0 and $429,000 were considered impaired as of December 31, 2002 and 2001, respectively. Impaired loans at December 31, 2001 of $429,000, which represented all of the Company’s non-accruing loans on that date, had no corresponding valuation allowances. The average recorded investment in impaired loans during the years ended December 31, 2002 and 2001 was $87,000 and $107,000, respectively. For the years ended December 31, 2002 and 2001, the interest income the Company recognized from impaired loans during the portion of the year that they were impaired was not material.

The Bank has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their related interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their interests follows:

Loans to directors and officers as a group at December 31, 2001	$2,684,346
Net disbursements during year ended December 31, 2002	1,627,985

Loans to directors and officers as a group at December 31, 2002	$4,312,331

At December 31, 2002, the Bank had pre-approved but unused lines of credit totaling $487,750 to executive officers, directors and their related interests. No additional funds are committed to be advanced at December 31, 2002.

An analysis of the allowance for loan losses follows:

	2002	2001

Balance at beginning of year	$1,115,800	$630,200
Provision for loan losses	689,024	502,498
Charge-offs	(94,654)	(16,898)
Recoveries	1,130	—

Net charge-offs	(93,524)	(16,898)

Balance at end of year	$1,711,300	$1,115,800

See accompany notes.

NOTE E - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2002 and 2001:

	2002	2001

Land	$933,503	$—
Leasehold improvements	549,051	535,126
Furniture and equipment	1,051,246	931,394
Less accumulated depreciation	(902,935)	(615,159)

Total	$1,630,865	$851,361

Depreciation and amortization amounting to $315,888 for the year ended December 31, 2002 and $321,067 for the year ended December 31, 2001 is included in occupancy and equipment expense.

During 2002, the Company entered into a contract for $568,000 for the construction of a new banking branch to be located in Holly Springs, North Carolina. As of December 31, 2002, no payments had been made on this contract as construction has not yet commenced. The branch is expected to be completed in the third quarter of 2003.

NOTE F - DEPOSITS

The weighted average cost of time deposits was 3.49% and 4.63% at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of certificates of deposit are as follows:

	Less than $100,000	$100,000 or more	Total

Three months or less	$10,118,908	$5,458,342	$15,577,250
Over three months through one year	12,473,045	15,819,319	28,292,364
Over one year through three years	5,267,259	7,868,558	13,135,817
Over three years to five years	3,386,409	4,854,393	8,240,802

Total	$31,245,621	$34,000,612	$65,246,233

NOTE G - FEDERAL HOME LOAN BANK ADVANCES

At December 31, 2002, the Bank had available lines of credit totaling approximately $5.5 million for borrowing on a short-term and unsecured basis. Such lines are subject to annual renewals and are at varying interest rates. In addition, the Bank had available lines of credit totaling approximately $27.3 million at various financial institutions for borrowing on a secured basis. Such borrowings must be adequately collateralized.

See accompany notes.

NOTE G - FEDERAL HOME LOAN BANK ADVANCES (Continued)

At December 31, 2002, the Company had the following advances outstanding from the Federal Home Loan Bank of Atlanta:

Maturity	Interest Rate	Rate Type	2002	2001

July 6, 2011	4.44%	Convertible	$5,000,000	$5,000,000
July 16, 2012	3.84%	Fixed	5,000,000	—

			$10,000,000	$5,000,000

The advance maturing on July 6, 2011 bears interest at 4.44% and is continuously convertible every three months after July 7, 2003 to a variable rate at the three month London Inter-Bank Offering Rate.

These advances are collateralized by both investment securities and a blanket floating lien on qualifying first mortgage loans of approximately $2,300,000 at December 31, 2002.

NOTE H - LEASES

The Bank has entered into three non-cancelable operating leases for its main office and branch facilities. Future minimum lease payments under these leases for the years ending December 31 are as follows:

2003	$310,908
2004	314,260
2005	307,965
2006	278,819
2007	227,629
Thereafter	3,784,003

Total	$5,223,584

The leases contain renewal options for various additional terms after the expiration of the initial term of each lease. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2002 and 2001 amounted to $297,538 and $294,168, respectively.

See accompany notes.

NOTE I - INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Current tax provision:
Federal	$556,229	$144,971
State	120,355	16,949

	676,584	161,920

Deferred tax provision (benefit):
Federal	(153,516)	(52,089)
State	(33,468)	(11,356)

	(186,984)	(63,445)

Provision for income tax expense before adjustment to deferred tax asset valuation allowance	489,600	98,475
Decrease in valuation allowance	(395,997)	(98,475)

Net provision for income taxes	$93,603	$—

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2002	2001

Tax computed at statutory rate of 34%	$449,399	$104,376

Effect of state income taxes	60,140	13,968
Other	(19,939)	(19,869)
Decrease in deferred tax asset valuation allowance	(395,997)	(98,475)

	$93,603	$—

Significant components of deferred taxes at December 31, 2002 and 2001 are as follows:

	2002	2001

Deferred tax assets:
Allowance for loan losses	$576,616	$376,486
Pre-opening costs and expenses	23,709	49,573
Premises and equipment	68,383	51,618
Rent abatement	28,000	32,048
Other	48,192	48,194

	744,902	557,917
Valuation allowance	—	(395,997)

Net deferred tax assets	744,902	161,920
Deferred tax liabilities:
Net unrealized holding gains on available-for-sale securities	(256,528)	(117,695)

Net recorded deferred tax asset	$488,374	$44,225

See accompanying notes.

NOTE I - INCOME TAXES (Continued)

Management has not recorded a valuation allowance at December 31, 2002 because they believe realization of the deferred tax assets is more likely than not.

NOTE J - NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

The major components of non-interest income for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Mortgage loan origination fees	$276,570	$163,646
Service charges and fees on deposits accounts	440,989	259,741
Gain on sale of investment securities	—	48,664
Other	50,141	17,351

Total	$767,700	$489,402

The major components of other non-interest expense for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Postage, printing and office supplies	$162,938	$136,206
Advertising and promotions	127,328	105,053
Data processing expense	271,433	205,879
Professional fees and services	281,833	246,080
Other	396,426	284,353

Total	$1,239,958	$977,571

NOTE K - RESERVE REQUIREMENTS

The aggregate net reserve balances maintained under the requirements of the Federal Reserve, which are non-interest bearing, were approximately $2,204,000 at December 31, 2002.

NOTE L - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as

See accompanying notes.

NOTE L - REGULATORY MATTERS (Continued)

calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

The Bank, as a North Carolina banking corporation, may pay dividends to the Company only out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure the financial soundness of the bank.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized Crescent State Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Banks’ actual capital amounts and ratios as of December 31, 2002 and 2001 are presented in the table below.

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions

As of December 31, 2002:	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$14,391	10.00%	$11,512	8.00%	$14,391	10.00%

Tier I Capital (to Risk-Weighted Assets)	12,680	8.81%	5,756	4.00%	8,634	6.00%

Tier I Capital (to Average Assets)	12,680	7.38%	6,876	4.00%	8,595	5.00%

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions

As of December 31, 2002:	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)

Total Capital (to Risk-Weighted Assets)	$11,378	11.83%	$7,694	8.00%	$9,617	10.00%

Tier I Capital (to Risk-Weighted Assets)	10,262	10.67%	3,847	4.00%	5,770	6.00%

Tier I Capital (to Average Assets)	10,262	8.87%	4,629	4.00%	5,786	5.00%

See accompanying notes.

NOTE M - OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amount of the Bank’s exposure to off-balance sheet credit risk as of December 31, 2002 is as follows (amounts in thousands):

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$16,276
Undisbursed equity lines of credit	13,613
Financial standby letters of credit	438
Commitments to build	568

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-earning deposits with banks, federal funds sold, investment securities, loans, Federal Home Loan Bank stock, accrued interest receivable, accrued interest payable, deposit accounts, and Federal Home Loan Bank advances. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

See accompanying notes.

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Interest-Earning Deposits With Banks, and Federal Funds Sold

The carrying amounts for cash and due from banks, interest-earning deposits with banks, and federal funds sold approximate fair value because of the short maturities of those instruments.

Investment Securities

Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank Stock

The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans

For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits

The fair value of demand deposits, savings, money market and NOW accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for instruments of similar remaining maturities.

Federal Home Loan Bank Advances

The fair value of advances from the Federal Home Loan Bank is based upon the discounted value when using current rates at which borrowings of similar maturity could be obtained.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and payable approximate fair value, because of the short maturities of these instruments.

See accompanying notes.

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Company’s financial instruments, none of which are held for trading purposes, are as follows at December 31, 2002 and 2001:

	2002		2001

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets:
Cash and due from banks	$9,460,820	$9,460,820	$10,094,763	$10,094,763
Interest-earning deposits with banks	80,592	80,592	4,589,086	4,589,086
Federal funds sold	16,691,000	16,691,000	10,319,000	10,319,000
Investment securities	28,287,395	28,287,395	22,832,741	22,832,741
Federal Home Loan Bank stock	500,000	500,000	250,000	250,000
Loans	123,961,641	125,213,000	79,457,737	80,075,000
Accrued interest receivable	551,799	551,799	513,064	513,064

Financial liabilities:
Deposits	153,105,470	153,062,000	113,155,355	110,864,000
Federal Home Loan
Bank advances	10,000,000	8,869	5,000,000	4,827,185
Accrued interest payable	217,067	217,067	183,360	183,360

NOTE O - EMPLOYEE AND DIRECTOR BENEFIT PLANS

Stock Option Plans

During 1999 the Company adopted, with shareholder approval, an Employee Stock Option Plan (the “Employee Plan”) and a Director Stock Option Plan (the “Director Plan”). During 2002, with shareholder approval, the Company amended the Employee plan to increase the number of shares available under the plan. As amended, the employee plan makes available options to purchase 203,694 shares of the Company’s common stock while the Director plan makes available options to purchase 139,218 shares of the Company’s common stock. The weighted-average exercise price of all options granted to date is $8.03. Certain of the options granted under the Director Plan vested immediately at the time of grant. All other options granted vested twenty-five percent at the grant date, with the remainder vesting over a three-year period. All unexercised options expire ten years after the date of grant. A summary of the Company’s option plans as of and for the years ended December 31, 2002 and 2001 is as follows:

See accompanying notes.

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

		Outstanding Options

	Shares Available for Future Grants	Number Outstaning	Weighted Average Exercise Price

At December 31, 2000	22,242	256,196	$7.90

Options granted	(25,805)	25,805	8.23
Options forfeited	5,177	(5,177)	7.98

At December 31, 2001	1,614	276,824	7.93

Options authorized	64,476	—	—
Options granted	(16,000)	16,000	9.68
Options exercised	—	(2,531)	7.90
Options forfeited	12,205	(12,205)	7.94

At December 31, 2002	62,295	278,088	$8.03

There were 254,063 and 227,585 exercisable options outstanding at December 31, 2002 and 2001, respectively, with weighted average exercise prices of $8.03 and $7.93, respectively.

The range of exercise prices for options outstanding at December 31, 2002 was $7.90 to $10.50. The weighted average remaining contractual life of those options was 82 months.

Employment Agreements

The Company has entered into employment agreements with two of its executive officers to ensure a stable and competent management base. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ rights to receive certain vested rights, including compensation. In the event of a change in control of the Company, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

NOTE P - SALE OF COMMON STOCK

The Company completed the sale of 690,000 shares of its common stock at $9.25 per share on August 20, 2002. Expenses associated with the sale amounted to $569,688 resulting in net proceeds from the offering of $5,812,812. Additionally during the year, the Company sold 412 shares of its common stock for $10.00 per share.

See accompanying notes.

NOTE Q - PARENT COMPANY FINANCIAL DATA

Following is the condensed financial statement of Crescent Financial Corporation as of and for the years ended December 31, 2002 and 2001:

Condensed Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001

Assets
Cash and due from banks	$4,640,941	$—
Investment in Crescent State Bank	13,088,926	10,449,721
Other assets	2,121	—

Total assets	$17,731,988	$10,449,721

Liabilities and Stockholders’ Equity
Stockholders’ equity:
Common stock	$2,143,249	$1,289,527
Additional paid-in capital	14,604,591	9,625,506
Retained earnings (accumulated deficit)	575,267	(652,891)
Accumulated other comprehensive income	408,881	187,579

Total liabilities and stockholders’ equity	$17,731,988	$10,449,721

Condensed Statements of Operations
Years Ended December 31, 2002 and 2001

	2002	2001

Equity in earnings of subsidiary	$1,217,903	$306,988
Interest income	35,049	—
Management fees	24,931	6,290
Other operating expenses	(49,725)	(6,290)

Net income	$1,228,158	$306,988

See accompanying notes.

NOTE Q - PARENT COMPANY FINANCIAL DATA (Continued)

Condensed Statements of Cash Flows
Years Ended December 31, 2002 and 2001

	2002	2001

Cash flows from operating activities:
Net income	$1,228,158	$306,988
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of Crescent State Bank	(1,217,903)	(306,988)
Changes in assets and liabilities:
Increase in other assets	(2,121)	—

Net cash provided by operating activities	8,134	—

Cash flows from investing activities:
Investment in subsidiary	(1,200,000)	—

Net cash used by investing activities	(1,200,000)	—

Cash flows from financing activities:
Net proceeds from issuance of common stock	5,817,344	—
Proceeds from exercise of stock options	19,995	—
Cash paid in lieu of fractional shares	(4,532)	—

Net cash provided by financing activities	5,832,807	—

Net increase in cash and cash equivalents	4,640,941	—

Cash and cash equivalents, beginning	—	—

Cash and cash equivalents, ending	$4,640,941	$—

See accompanying notes.